UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 16)*

TerraForm Power, Inc.
(Name of Issuer)

Common stock, Class A, $0.01 par value
(Title of Class of Securities)

88104R209
(CUSIP Number)

A.J. Silber Brookfield Asset Management Inc. Brookfield Place 181 Bay Street, Suite 300 Toronto, Ontario M5J 2T3 (416) 363-9491
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 11, 2018
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 88104R209

1	NAMES OF REPORTING PERSONS
BROOKFIELD ASSET MANAGEMENT INC.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☒ (b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)
☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
ONTARIO

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

	8	SHARED VOTING POWER
136,570,068

	9	SOLE DISPOSITIVE POWER

	10	SHARED DISPOSITIVE POWER
136,570,068

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
136,570,068

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
65.33%(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

(1) Percentage ownership is based on an aggregate number of Class A Shares of 209,061,636 outstanding as of June 11, 2018, equal to (i) 148,086,027 Class A Shares outstanding as of April 30, 2018, based on information disclosed by the Issuer in its Quarterly Report on Form 10-Q, filed May 21, 2018 plus (ii) an aggregate of 31,097,561 Class A Shares and 29,878,048 Class A Shares purchased by Orion US Holdings 1 L.P. and Brookfield BRP Holdings (Canada) Inc., respectively, in the Brookfield Purchase, as discussed in Item 4 of this Amendment No. 16.

CUSIP No. 88104R209

1	NAMES OF REPORTING PERSONS
PARTNERS LIMITED

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☒ (b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)
☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
ONTARIO

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

	8	SHARED VOTING POWER
136,570,068

	9	SOLE DISPOSITIVE POWER

	10	SHARED DISPOSITIVE POWER
136,570,068

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
136,570,068

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
65.33%(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

(1) Percentage ownership is based on an aggregate number of Class A Shares of 209,061,636 outstanding as of June 11, 2018, equal to (i) 148,086,027 Class A Shares outstanding as of April 30, 2018, based on information disclosed by the Issuer in its Quarterly Report on Form 10-Q, filed May 21, 2018 plus (ii) an aggregate of 31,097,561 Class A Shares and 29,878,048 Class A Shares purchased by Orion US Holdings 1 L.P. and Brookfield BRP Holdings (Canada) Inc., respectively, in the Brookfield Purchase, as discussed in Item 4 of this Amendment No. 16.

CUSIP No. 88104R209

1	NAMES OF REPORTING PERSONS
BROOKFIELD BRP HOLDINGS (CANADA) INC.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☒ (b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
BK

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)
☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
ONTARIO

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

	8	SHARED VOTING POWER
136,570,068

	9	SOLE DISPOSITIVE POWER

	10	SHARED DISPOSITIVE POWER
136,570,068

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
136,570,068

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
65.33%(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

(1) Percentage ownership is based on an aggregate number of Class A Shares of 209,061,636 outstanding as of June 11, 2018, equal to (i) 148,086,027 Class A Shares outstanding as of April 30, 2018, based on information disclosed by the Issuer in its Quarterly Report on Form 10-Q, filed May 21, 2018 plus (ii) an aggregate of 31,097,561 Class A Shares and 29,878,048 Class A Shares purchased by Orion US Holdings 1 L.P. and Brookfield BRP Holdings (Canada) Inc., respectively, in the Brookfield Purchase, as discussed in Item 4 of this Amendment No. 16.

CUSIP No. 88104R209

1	NAMES OF REPORTING PERSONS
BROOKFIELD ASSET MANAGEMENT PRIVATE INSTITUTIONAL CAPITAL ADVISER (CANADA), L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☒ (b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)
☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
ONTARIO

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

	8	SHARED VOTING POWER
106,692,020

	9	SOLE DISPOSITIVE POWER

	10	SHARED DISPOSITIVE POWER
106,692,020

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
106,692,020

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
51.03%(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

(1) Percentage ownership is based on an aggregate number of Class A Shares of 209,061,636 outstanding as of June 11, 2018, equal to (i) 148,086,027 Class A Shares outstanding as of April 30, 2018, based on information disclosed by the Issuer in its Quarterly Report on Form 10-Q, filed May 21, 2018 plus (ii) an aggregate of 31,097,561 Class A Shares and 29,878,048 Class A Shares purchased by Orion US Holdings 1 L.P. and Brookfield BRP Holdings (Canada) Inc., respectively, in the Brookfield Purchase, as discussed in Item 4 of this Amendment No. 16.

CUSIP No. 88104R209

1	NAMES OF REPORTING PERSONS
BROOKFIELD INFRASTRUCTURE FUND III GP LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☒ (b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)
☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

	8	SHARED VOTING POWER
106,692,020

	9	SOLE DISPOSITIVE POWER

	10	SHARED DISPOSITIVE POWER
106,692,020

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
106,692,020

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
51.03%(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1) Percentage ownership is based on an aggregate number of Class A Shares of 209,061,636 outstanding as of June 11, 2018, equal to (i) 148,086,027 Class A Shares outstanding as of April 30, 2018, based on information disclosed by the Issuer in its Quarterly Report on Form 10-Q, filed May 21, 2018 plus (ii) an aggregate of 31,097,561 Class A Shares and 29,878,048 Class A Shares purchased by Orion US Holdings 1 L.P. and Brookfield BRP Holdings (Canada) Inc., respectively, in the Brookfield Purchase, as discussed in Item 4 of this Amendment No. 16.

CUSIP No. 88104R209

1	NAMES OF REPORTING PERSONS
ORION US GP LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☒ (b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)
☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

	8	SHARED VOTING POWER
106,692,020

	9	SOLE DISPOSITIVE POWER

	10	SHARED DISPOSITIVE POWER
106,692,020

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
106,692,020

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
51.03%(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1) Percentage ownership is based on an aggregate number of Class A Shares of 209,061,636 outstanding as of June 11, 2018, equal to (i) 148,086,027 Class A Shares outstanding as of April 30, 2018, based on information disclosed by the Issuer in its Quarterly Report on Form 10-Q, filed May 21, 2018 plus (ii) an aggregate of 31,097,561 Class A Shares and 29,878,048 Class A Shares purchased by Orion US Holdings 1 L.P. and Brookfield BRP Holdings (Canada) Inc., respectively, in the Brookfield Purchase, as discussed in Item 4 of this Amendment No. 16.

CUSIP No. 88104R209

1	NAMES OF REPORTING PERSONS
ORION US HOLDINGS 1 L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☒ (b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
BK

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)
☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

	8	SHARED VOTING POWER
106,692,020(1)

	9	SOLE DISPOSITIVE POWER

	10	SHARED DISPOSITIVE POWER
106,692,020(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
106,692,020(1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
51.03%(2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

(1) Orion US LP disclaims beneficial ownership of any Class A Shares, including any Class A Shares that may be deemed to be beneficially owned by any other Reporting Person.

(2) Percentage ownership is based on an aggregate number of Class A Shares of 209,061,636 outstanding as of June 11, 2018, equal to (i) 148,086,027 Class A Shares outstanding as of April 30, 2018, based on information disclosed by the Issuer in its Quarterly Report on Form 10-Q, filed May 21, 2018 plus (ii) an aggregate of 31,097,561 Class A Shares and 29,878,048 Class A Shares purchased by Orion US Holdings 1 L.P. and Brookfield BRP Holdings (Canada) Inc., respectively, in the Brookfield Purchase, as discussed in Item 4 of this Amendment No. 16.

This Amendment No. 16 (this “Amendment No. 16”) to Schedule 13D is being filed by Orion US Holdings 1 L.P., Orion US GP LLC, Brookfield Infrastructure Fund III GP LLC, Brookfield Asset Management Private Institutional Capital Adviser (Canada), L.P., Brookfield BRP Holdings (Canada) Inc., Brookfield Asset Management Inc. and Partners Limited to amend the Schedule 13D filed on June 29, 2016 (the “Original Schedule 13D”), as amended by Amendment No. 1 to the Original Schedule 13D, filed on July 22, 2016, Amendment No. 2 to the Original Schedule 13D, filed on October 19, 2016, Amendment No. 3 to the Original Schedule 13D, filed on November 10, 2016, Amendment No. 4 to the Original Schedule 13D, filed on November 18, 2016, Amendment No. 5 to the Original Schedule 13D, filed on December 5, 2016, Amendment No. 6 to the Original Schedule 13D, filed on January 10, 2017, Amendment No. 7 to the Original Schedule 13D, filed on January 23, 2017, Amendment No. 8 to the Original Schedule 13D, filed on February 21, 2017, Amendment No. 9 to the Original Schedule 13D, filed on March 8, 2017, Amendment No. 10 to the Original Schedule 13D, filed on May 17, 2017, Amendment No. 11 to the Original Schedule 13D, filed on October 17, 2017, Amendment No. 12 to the Original Schedule 13D, filed on October 18, 2017, Amendment No. 13 to the Original Schedule 13D, filed on February 7, 2018, Amendment No. 14 to the Original Schedule 13D filed on May 29, 2018 and Amendment No. 15 to the Original Schedule 13D filed on June 6, 2018 (as so amended, the “Amended Schedule 13D”), with respect to beneficial ownership of the shares of Class A common stock, $0.01 par value per share, of TerraForm Power, Inc., a corporation organized under the laws of the state of Delaware.

This Amendment No. 16 hereby amends Items 2(a)-(b), 3, 4, 5(a)-(c), 6 and 7 of the Amended Schedule 13D as follows:

Item 2. Identity and Background

Item 2(a)-(b) of the Amended Schedule 13D is hereby amended and restated by deleting it in its entirety and substituting the following in lieu thereof:

(a) This Schedule 13D is being filed by and on behalf of each of the following persons (each, a “Reporting Person”):

(i)	Orion US Holdings 1 L.P., a Delaware limited partnership (“Orion US LP”), with respect to the Class A Shares of the Issuer directly owned by it;

(ii)	Orion US GP LLC, a Delaware limited liability company (“Orion US GP”), with respect to the Class A Shares of the Issuer owned by Orion US LP;

(iii)	Brookfield Infrastructure Fund III GP LLC, a Delaware limited liability company (“BIF”), which serves as the indirect general partner of Orion US GP and Orion US LP;

(iv)	Brookfield Asset Management Private Institutional Capital Adviser (Canada), L.P., a Manitoba limited partnership (“BAMPIC Canada”), which serves as the investment adviser to BIF;

(v)
Brookfield BRP Holdings (Canada) Inc., a corporation formed under the laws of the Province of Ontario, Canada, (“BRPHC”), with respect to Class A Shares of the Issuer directly owned by it and with respect to the Class A Shares of the Issuer held by Orion US LP;

(vi)
Brookfield Asset Management, Inc., a corporation formed under the laws of the Province of Ontario, Canada (“Brookfield”), which is the ultimate parent of BIF, BAMPIC Canada and BRPHC and may be deemed to have voting and dispositive power over the Class A Shares held by the Reporting Persons; and

(vii)
Partners Limited, a corporation formed under the laws of the Province of Ontario, Canada (“Partners”). Partners holds 85,120 Class B limited voting shares of Brookfield, representing 100% of such shares, and 867,495 Class A limited voting shares of Brookfield, representing approximately 0.1% of such shares.

Schedules I, II, III, IV and V hereto set forth a list of all the directors and executive officers (the “Scheduled Persons”), and their respective principal occupations and addresses, of Orion US GP, BIF, BRPHC, Brookfield and Partners, respectively, and the principal occupations and addresses of such directors and executive officers.

The Reporting Persons are making this single, joint filing because they are deemed to constitute a “group” within the meaning of Section 13(d)(3) of the Act. The agreement among the Reporting Persons to file this Schedule 13D jointly is attached hereto as Exhibit 99.16.

(b) The principal business of Orion US LP is investing in securities. The principal business of Orion US GP is to serve as the direct general partner of Orion US LP. The principal business of BIF is to invest in infrastructure assets and it serves as the indirect general partner of Orion US LP. The principal business of BAMPIC Canada is to serve as investment advisor for a variety of private investment vehicles, including BIF. The principal business of BRPHC is that of a holding company. The principal business of Brookfield is to invest in and operate businesses in the real estate, renewable power, infrastructure and private equity sectors. The principal business of Partners is that of a holding company. The principal business address of the Reporting Persons is 181 Bay Street, Suite 300, Brookfield Place, Toronto, Ontario M5J 2T3, Canada.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 of the Amended Schedule 13D is hereby amended and restated by deleting it in its entirety and substituting the following in lieu thereof:

Of the Class A Shares reported to be beneficially owned by the Reporting Persons, 10,450,000 Class A Shares were acquired in the open market for an aggregate consideration of $93,219,263 (including brokerage commission), and 65,144,459 Class A Shares reported to be beneficially owned by the Reporting Persons were acquired in connection with the consummation of the Merger for an aggregate consideration of $620,175,250. The remaining 60,975,609 Class A Shares reported to be beneficially owned by the Reporting Persons were acquired in connection with the Brookfield Purchase for an aggregate consideration of $649,999,992. All such purchases of Class A Shares were funded from available liquidity, which includes (i) a revolving syndicated credit facility to which affiliated entities of Orion US LP are parties (the “Orion Revolver”) and (ii) a revolving syndicated credit facility to which BRPHC and its affiliated entities are parties (the “BRPHC Revolver”). The Orion Revolver has a stated maturity date of June 21, 2019, a total aggregate principal amount of $1,200,000,000 and an effective interest rate tied to certain benchmark interest rates plus a margin of up to 1.5%. As capital is called from committed limited partner investors, such investment capital will be used to repay the Orion Revolver. The BRPHC Revolver has a stated maturity date of June 30, 2023, a total aggregate principal amount of $1,600,000,000 and an effective interest rate tied to certain benchmark interest rates plus a margin of up to 1.20%.

Item 4. Purpose of Transaction.

Item 4 of the Amended Schedule 13D is hereby amended by adding the following:

On June 11, 2018, pursuant to the Support Agreement, dated February 6, 2018, as amended by the Support Agreement Amendment, dated May 28, 2018 (as so amended, the “Support Agreement”), Orion US LP purchased an aggregate of 31,097,561 Class A Shares and BRPHC purchased an aggregate of 29,878,048 Class A Shares, in each case, at a price per share of $10.66 (the “Brookfield Purchase”), in connection with the Issuer’s exercise of the Back-Stop (as defined in the Support Agreement). The Brookfield Purchase was made pursuant to the Class A Common Stock Purchase Agreement, dated June 11, 2018, by and among BRPHC, Orion US LP and the Issuer, which is attached hereto as Exhibit 99.17 and incorporated by reference herein.

In connection with the Brookfield Purchase, on June 11, 2018, BRPHC, Orion US LP and the Issuer entered into a joinder (the “Registration Rights Joinder”) to the Registration Rights Agreement (the “Registration Rights Agreement”), dated October 16, 2017, between Orion US LP and the Issuer. Pursuant to the Registration Rights Joinder, BRPHC is subject to and bound by all the terms and conditions of the Registration Rights Agreement as a Holder (as defined in the Registration Rights Agreement). The foregoing description of the Registration Rights Joinder does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the Registration Rights Joinder attached hereto as Exhibit 99.18 and incorporated by reference herein.

On June 11, 2018, BRPHC, Orion US LP and the Issuer also entered into a joinder (the “Governance Agreement Joinder”) to the Governance Agreement (the “Governance Agreement”), dated October 16, 2017, between the Issuer and Orion US LP. Pursuant to the Governance Agreement Joinder, BRPHC is subject to and bound by all the terms and conditions of the Governance Agreement as a Sponsor Party (as defined in the Governance Agreement). The foregoing description of the Governance Agreement Joinder does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the Governance Agreement Joinder attached hereto as Exhibit 99.19 and incorporated by reference herein.

Except as described in this Amendment No. 16 and the Amended Schedule 13D, the Reporting Persons have no plans or proposals which relate to, or would result in, any of the matters described in subsections (a) through (j) of Item 4 of Schedule 13D (although the Reporting Persons reserve the right to develop such plans or proposals, subject to compliance with applicable laws).

Item 5. Interest in Securities of the Issuer

Item 5(a)-(c) of the Amended Schedule 13D are hereby amended and restated by deleting them in their entirety and substituting the following in lieu thereof:

(a)-(b) The aggregate number and percentage of Class A Shares of the Issuer held by the Reporting Persons to which this Amended Schedule 13D relates is 136,570,068 shares, constituting 65.33% of the Issuer’s currently outstanding Class A Shares. The percentage of Class A Shares of the Issuer is based on an aggregate number of Class A Shares of 209,061,636 outstanding as of June 11, 2018, equal to (i) 148,086,027 Class A Shares outstanding as of April 30, 2018, based on information disclosed by the Issuer in its Quarterly Report on Form 10-Q, filed May 21, 2018 plus (ii) an aggregate of 31,097,561 Class A Shares and 29,878,048 Class A Shares purchased by Orion US Holdings 1 L.P. and Brookfield BRP Holdings (Canada) Inc., respectively, in the Brookfield Purchase, as discussed in Item 4 of this Amendment No. 16.

If the Reporting Persons are deemed to be members of a “group,” within the meaning of the Act, such “group” shall be deemed to beneficially own 136,570,068 Class A Shares, which represents 65.33% of the Issuer’s outstanding Class A Shares.

(i) Orion US LP

(a)	As of June 11, 2018, Orion US LP may, subject to its disclaimer below, be deemed the beneficial owner of 106,692,020 Class A Shares of the Issuer, constituting a percentage of 51.03%

(b)
Sole voting power to vote or direct vote: 0
Shared voting power to vote or direct vote: 106,692,020 Class A Shares of the Issuer
Sole power to dispose or direct the disposition: 0
Shared power to dispose or direct the disposition: 106,692,020 Class A Shares of the Issuer

Orion US LP disclaims beneficial ownership of any Class A Shares, including any Class A Shares that may be deemed to be beneficially owned by any other Reporting Person.

(ii) Orion US GP

(a)	As of June 11, 2018, Orion US GP may be deemed the beneficial owner of 106,692,020 Class A Shares of the Issuer, constituting a percentage of 51.03%

(b)
Sole voting power to vote or direct vote: 0
Shared voting power to vote or direct vote: 106,692,020 Class A Shares of the Issuer
Sole power to dispose or direct the disposition: 0
Shared power to dispose or direct the disposition: 106,692,020 Class A Shares of the Issuer

Orion US GP does not have any economic interest in any Class A Shares, including any Class A Shares that may be deemed to be beneficially owned by any other Reporting Person.

(iii) BIF

(a)	As of June 11, 2018, BIF may be deemed the beneficial owner of 106,692,020 Class A Shares of the Issuer, constituting a percentage of 51.03%

(b)
Sole voting power to vote or direct vote: 0
Shared voting power to vote or direct vote: 106,692,020 Class A Shares of the Issuer
Sole power to dispose or direct the disposition: 0
Shared power to dispose or direct the disposition: 106,692,020 Class A Shares of the Issuer

(iv) BAMPIC Canada

(a)	As of June 11, 2018, BAMPIC Canada may be deemed the beneficial owner of 106,692,020 Class A Shares of the Issuer, constituting a percentage of 51.03%

(b)
Sole voting power to vote or direct vote: 0
Shared voting power to vote or direct vote: 106,692,020 Class A Shares of the Issuer
Sole power to dispose or direct the disposition: 0
Shared power to dispose or direct the disposition: 106,692,020 Class A Shares of the Issuer

(v) BRPHC

(a)	As of June 11, 2018, BRPHC may be deemed the beneficial owner of 136,570,068 Class A Shares of the Issuer, constituting a percentage of 65.33%

(b)
Sole voting power to vote or direct vote: 0
Shared voting power to vote or direct vote: 136,570,068 Class A Shares of the Issuer
Sole power to dispose or direct the disposition: 0
Shared power to dispose or direct the disposition: 136,570,068 Class A Shares of the Issuer

(viii) Brookfield

(a)	As of June 11, 2018, Brookfield may be deemed the beneficial owner of 136,570,068 Class A Shares of the Issuer, constituting a percentage of 65.33%

(b)
Sole voting power to vote or direct vote: 0
Shared voting power to vote or direct vote: 136,570,068 Class A Shares of the Issuer
Sole power to dispose or direct the disposition: 0
Shared power to dispose or direct the disposition: 136,570,068 Class A Shares of the Issuer

(ix) Partners

(a)	As of June 11, 2018, Partners may be deemed the beneficial owner of 136,570,068 Class A Shares of the Issuer, constituting a percentage of 65.33%

(b)
Sole voting power to vote or direct vote: 0
Shared voting power to vote or direct vote: 136,570,068 Class A Shares of the Issuer
Sole power to dispose or direct the disposition: 0
Shared power to dispose or direct the disposition: 136,570,068 Class A Shares of the Issuer

(c) On June 11, 2018, pursuant to the Support Agreement, Orion US LP acquired 31,097,561 Class A Shares and BRPHC acquired 29,878,048 Class A Shares, in each case at a price of $10.66 per share in the Brookfield Purchase.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Amended Schedule 13D is hereby amended by adding the following:

The information set forth in Item 4 of this Amendment No. 16 is incorporated by reference into Item 6 of the Amended Schedule 13D.

Except as described in this Amendment No. 16 and the Amended Schedule 13D, the Reporting Persons are not currently parties to any other contracts, arrangements, understandings or relationships (legal or otherwise) with respect to any securities of the Issuer.

Item 7. Materials to Be Filed as Exhibits.

99.16
Joint Filing Agreement, dated June 11, 2018, by and among Orion US Holdings 1 L.P., Orion US GP LLC, Brookfield Infrastructure Partners Fund III GP LLC, Brookfield Asset Management Private Institutional Adviser (Canada), L.P., Brookfield BRP Holdings (Canada) Inc., Brookfield Asset Management Inc. and Partners Limited

99.17	Class A Common Stock Purchase Agreement, dated June 11, 2018, by and among Brookfield BRP Holdings (Canada) Inc., Orion US Holdings 1 L.P. and TerraForm Power, Inc.
99.18	Registration Rights Joinder, dated June 11, 2018, by and among Orion US Holdings 1 L.P., Brookfield BRP Holdings (Canada) Inc. and TerraForm Power, Inc.
99.19	Joinder Agreement, dated June 11, 2018, by and among Orion US Holdings 1 L.P., Brookfield BRP Holdings (Canada) Inc. and TerraForm Power, Inc.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

June 12, 2018

ORION US HOLDINGS 1 L.P. by its general partner ORION US GP LLC

By:	/s/ Fred Day
Name: Fred Day
Title: Vice President

ORION US GP LLC

By:	/s/ Fred Day
Name: Fred Day
Title: Vice President

BROOKFIELD INFRASTRUCTURE FUND III GP LLC

By:	/s/ Fred Day
Name: Fred Day
Title: Vice President

BROOKFIELD ASSET MANAGEMENT PRIVATE INSTITUTIONAL CAPITAL ADVISER (CANADA), L.P., by its general partner, BROOKFIELD PRIVATE FUNDS HOLDINGS INC.

By:	/s/ James Rickert
Name: James Rickert
Title: Senior Vice President

BROOKFIELD BRP HOLDINGS (CANADA) INC.

By:	/s/ Jennifer Mazin
Name: Jennifer Mazin
Title: Senior Vice President and Secretary

BROOKFIELD ASSET MANAGEMENT INC.

By:	/s/ A.J. Silber
Name: A.J. Silber
Title: Vice-President, Legal Affairs

PARTNERS LIMITED

By:	/s/ Brian D. Lawson
Name: Brian D. Lawson
Title: President

SCHEDULE I

ORION US GP LLC

Name and Position of Officer or Director	Principal Business Address	Principal Occupation or Employment	Citizenship
Keiji Hattori, Associate Vice President	NBF Hibiya Building 25F, 1-1-7 Uchisaiwaicho, Chiyoda-ku, Tokyo 100-0011	Senior Vice President of Brookfield	Japan

Scott Peak, Manager	1200 Smith Street Suite 1200 Houston, TX 77002	Managing Director of Brookfield	U.S.A

Ralph Klatzkin, Manager and Vice President	Brookfield Place 250 Vesey Street, 15th Floor New York, NY 10281	Vice President of Brookfield	U.S.A.

Fred Day, Manager and Vice President	1200 Smith Street Suite 1200 Houston, TX 77002	Vice President of Brookfield	U.S.A.

Hadley Peer-Marshall, Senior Vice President	Brookfield Place 250 Vesey Street, 15th Floor New York, NY 10281	Managing Director of Brookfield	U.S.A.

Julian Deschatelets, Senior Vice President	181 Bay Street, Suite 300, Brookfield Place, Toronto, Ontario M5J 2T3, Canada	Managing Director of Brookfield	Canada

Andrea Rocheleau, Senior Vice President	41 Victoria Street Gatineau, Québec J8X 2A1, Canada	Managing Director of Brookfield	Canada

William Fyfe, Assistant Secretary	181 Bay Street, Suite 300, Brookfield Place, Toronto, Ontario M5J 2T3, Canada	Vice President of Brookfield	Canada

SCHEDULE II

BROOKFIELD INFRASTRUCTURE FUND III GP LLC

Name and Position of Officer or Director	Principal Business Address	Principal Occupation or Employment	Citizenship
Justin Beber, President	181 Bay Street, Suite 300, Brookfield Place, Toronto, Ontario M5J 2T3, Canada	Senior Managing Partner of Brookfield	Canada

Mark Srulowitz, Manager and Vice President	Brookfield Place 250 Vesey Street, 15th Floor New York, NY 10281	Managing Partner of Brookfield	U.S.A.

Scott Peak, Manager	1200 Smith Street Suite 1200 Houston, TX 77002	Managing Director of Brookfield	U.S.A

Keiji Hattori, Associate Vice President	NBF Hibiya Building 25F, 1-1-7 Uchisaiwaicho, Chiyoda-ku, Tokyo 100-0011	Senior Vice President of Brookfield	Japan

Ralph Klatzkin, Manager and Vice President	Brookfield Place 250 Vesey Street, 15th Floor New York, NY 10281	Vice President of Brookfield	U.S.A.

Fred Day, Manager and Vice President	1200 Smith Street Suite 1200 Houston, TX 77002	Vice President of Brookfield	U.S.A.

SCHEDULE III

BROOKFIELD BRP HOLDINGS (CANADA) INC.

Name and Position of Officer or Director	Principal Business Address	Principal Occupation or Employment	Citizenship
Edward Kress, Director and Chairman	51 Yonge St, Suite 400 Toronto, Ontario M5E 1J1, Canada	Corporate Director	Canada

David Mann, Director	50 McCurdy Drive Chester, Nova Scotia B0J 1J0, Canada	Corporate Director	Canada

John Van Egmond, Director	6900 N. Ozona Drive Tucson, AZ 85718	Financial Consultant, Ozona Corporation	U.S.A.

Harry Goldgut, Vice Chairman	181 Bay Street, Suite 300 Toronto, Ontario M5J 2T3, Canada	Vice Chairman, Infrastructure and Power	Canada

Richard Legault, Vice Chairman	41 Victoria Street Gatineau, Quebec J8X 2A1, Canada	Executive Chairman, Renewable Power	Canada

Sachin Shah, Chief Executive Officer	181 Bay Street, Suite 300 Toronto, Ontario M5J 2T3, Canada	Senior Managing Partner of Brookfield	Canada

Wyatt Hartley, Chief Financial Officer	181 Bay Street, Suite 300 Toronto, Ontario M5J 2T3, Canada	Managing Director of Brookfield	Canada

Jennifer Mazin, Senior Vice President & Secretary	181 Bay Street, Suite 300 Toronto, Ontario M5J 2T3, Canada	Managing Partner of Brookfield	Canada

SCHEDULE IV

BROOKFIELD ASSET MANAGEMENT, INC.

Name and Position of Officer or Director	Principal Business Address	Principal Occupation or Employment	Citizenship
M. Elyse Allan, Director	2300 Meadowvale Road, Mississauga, Ontario, L5N 5P9, Canada	President and Chief Executive Officer of General Electric Canada Company Inc.	Canada

Jeffrey M. Blidner, Director and Vice Chairman	181 Bay Street, Suite 300 Toronto, Ontario M5J 2T3, Canada	Vice Chairman of Brookfield	Canada

Angela F. Braly, Director	832 Alverna Drive, Indianapolis, Indiana 46260	President & Founder of The Braly Group, LLC	U.S.A.

Jack L. Cockwell, Director	51 Yonge Street, Suite 400, Toronto, Ontario M5E 1J1, Canada	Corporate Director	Canada

Marcel R. Coutu, Director	335 8th Avenue SW, Suite 1700 Calgary, Alberta T2P 1C9, Canada	Former President and Chief Executive Officer of Canadian Oil Sands Limited	Canada

Maureen Kempston Darkes, Director	10 Avoca Avenue Unit 1904 Toronto, Ontario M4T 2B7, Canada	Corporate Director of Brookfield and former President, Latin America, Africa and Middle East of General Motors Corporation	Canada

Murilo Ferreira, Director	Rua General Venãncio Flores 50 Cob. 01 Leblon, Rio de Janiero- RJ 22441-090	Corporate Director	Brazil

J. Bruce Flatt, Director and Senior Managing Partner and Chief Executive Officer	181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3, Canada	Senior Managing Partner and Chief Executive Officer of Brookfield	Canada

Robert J. Harding, Director	181 Bay Street, Suite 300, Brookfield Place, Toronto, Ontario M5J 2T3, Canada	Past Chairman of Brookfield	Canada

David W. Kerr, Director	c/o 51 Yonge Street, Suite 400, Toronto, Ontario M5E 1J1, Canada	Chairman of Halmont Properties Corp.	Canada

Brian W. Kingston, Senior Managing Partner	181 Bay Street, Suite 300 Toronto, Ontario M5J 2T3, Canada	Senior Managing Partner of Brookfield	Canada

Brian D. Lawson, Senior Managing Partner and Chief Financial Officer	181 Bay Street, Suite 300 Toronto, Ontario M5J 2T3, Canada	Senior Managing Partner and Chief Financial Officer of Brookfield	Canada

Name and Position of Officer or Director	Principal Business Address	Principal Occupation or Employment	Citizenship
Philip B. Lind, Director	Rogers Communications Inc., 333 Bloor Street East, 10th Floor, Toronto, Ontario M4W 1G9, Canada	Co-Founder, Vice Chairman and Director of Rogers Communications Inc.	Canada

Cyrus Madon, Senior Managing Partner	181 Bay Street, Suite 300 Toronto, Ontario M5J 2T3, Canada	Senior Managing Partner of Brookfield	Canada

Frank J. McKenna, Director	TD Bank Group, P.O. Box 1, TD Centre, 66 Wellington St. West, 4th Floor, TD Tower, Toronto, Ontario M5K 1A2, Canada	Chair of Brookfield and Deputy Chair of TD Bank Group	Canada

Youssef A. Nasr, Director	P.O. Box 16 5927, Beirut, Lebanon	Corporate Director of Brookfield and former Chairman and CEO of HSBC Middle East Ltd. and former President of HSBC Bank Brazil	Lebanon and U.S.A.

Lord Augustine Thomas O’Donnell, Director	P.O. Box 1, TD Centre, 66 Wellington St. W., 4th Floor, TD Tower Toronto, Ontario M5K 1A2, Canada	Chairman of Frontier Economics and Strategic Advisor of TD Bank Group	United Kingdom

Samuel J.B. Pollock, Senior Managing Partner	181 Bay Street, Suite 300 Toronto, Ontario M5J 2T3, Canada	Senior Managing Partner of Brookfield	Canada

Ngee Huat Seek, Director	168 Robinson Road #37 - 01 Capital Tower Singapore 068912	Former Chairman of the Latin American Business Group, Government of Singapore Investment Corporation	Singapore

Diana L. Taylor, Director	Solera Capital L.L.C 625 Madison Avenue, 3rd Floor New York, N.Y. 10022	Vice Chair of Solera Capital LLC	U.S.A

George S. Taylor, Director	R.R. #3, 4675 Line 3, St. Marys, Ontario N4X 1C6, Canada	Corporate Director of Brookfield	Canada

A.J. Silber, Vice-President, Legal Affairs	181 Bay Street, Suite 300 Toronto, Ontario M5J 2T3, Canada	Vice-President, Legal Affairs of Brookfield	Canada

SCHEDULE V

PARTNERS LIMITED

Name and Position of Officer or Director	Principal Business Address	Principal Occupation or Employment	Citizenship
Jack L. Cockwell, Director and Chairman	51 Yonge Street, Suite 400, Toronto, Ontario M5E 1J1, Canada	Corporate Director	Canada

David W. Kerr, Director	51 Yonge Street, Suite 400, Toronto, Ontario M5E 1J1, Canada	Chairman of Halmont Properties Corp.	Canada

Brian D. Lawson, Director and President	Brookfield Asset Management, Inc., 181 Bay Street, Brookfield Place, Suite 300 Toronto, Ontario M5J 2T3, Canada	Senior Managing Partner and Chief Financial Officer of Brookfield	Canada

George E. Myhal, Director	Partners Value Fund Inc., 181 Bay Street, Brookfield Place, Suite 300, Toronto, Ontario M5J 2T3, Canada	Director of Partners Limited	Canada

Timothy R. Price, Director	51 Yonge Street, Suite 400 Toronto, Ontario M5E 1J1, Canada	Chairman, Brookfield Funds	Canada

Lorretta Corso, Secretary	Brookfield Asset Management, Inc., 181 Bay Street, Brookfield Place, Suite 300, Toronto, Ontario M5J 2T3, Canada	Corporate Secretarial Administrator, Brookfield	Canada